SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                             _____________________


                                   FORM 11-K

                                 ANNUAL REPORT


                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                             _____________________


                              X   ANNUAL REPORT  PURSUANT TO SECTION  15(d) OF
            THE SECURITIES
                EXCHANGE ACT OF 1934.

                For the fiscal year ended December 31, 1994

                                      OR

                                  TRANSITION REPORT PURSUANT TO SECTION  15(d)
            OF THE
                SECURITIES EXCHANGE ACT OF 1934.

                For the transition period from _______ to ______


                         Commission file number 1-7981


                            Full title of the Plan:

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
                       AGENTS' AND MANAGERS' THRIFT PLAN



        Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                         AMERICAN GENERAL CORPORATION
                              2929 Allen Parkway
                             Houston, Texas  77019

THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN


DECEMBER 31, 1994


Audited Financial Statements

   Report of Independent Auditors .........................................  1
   Statement of Net Assets Available for Benefits .........................  2
   Statement of Changes in Net Assets Available for Benefits ..............  4
   Notes to Financial Statements ..........................................  6

Schedules

   Assets Held for Investment ............................................. 10
   Reportable Transactions ................................................ 11

Signature Page ............................................................ 12

Appendix:  Consent of Independent Auditors ................................ 14

                        Report of Independent Auditors



Administrative Board
The Variable Annuity Life Insurance Co. Agents' and Managers' Thrift Plan

We  have audited  the  accompanying statements  of  net assets  available  for benefits of the Variable Annuity Life Insurance Co. Agents' and Managers' Thrift Plan as of December 31, 1994 and 1993 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We  conducted  our  audits  in  accordance  with generally  accepted  auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 1994 the Plan changed its method of reporting benefit and forfeiture expense to reflect these amounts at market value rather than cost.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1994 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                             ERNST & YOUNG LLP
Houston, Texas
June 12, 1995

       THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1994
                                                                                                    Non-
                                                                                                Participant
                                                               Participant Directed               Directed

                                                      Stock       Cash      Mutual     Mutual      Stock
                                                      Fund        Fund      Fund A     Fund B      Fund          Total


Assets
  Investments at fair value
    American General Corporation common stock
      (1,585,993 shares) .......................  $18,018,941   $      -  $        -  $      -  $26,785,353   $44,804,294
  The Variable Annuity Life Insurance
    Company group deposit administration
    contract ...................................            -    372,717           -         -            -       372,717
  American General Series Portfolio Company -
    Stock Index Fund (166,236 shares) ..........            -          -   2,403,774         -            -     2,403,774
  American General Series Portfolio Company -
    Timed Opportunity Fund (12,195 shares) .....            -          -           -   125,491            -       125,491
  Short-term investments .......................       93,598        900      10,005     1,755            -       106,258
    Total investments ..........................   18,112,539    373,617   2,413,779   127,246   26,785,353    47,812,534

  Receivables
    Contributions ..............................           97          -          65        23          133           318
    Interest ...................................          361      7,218          51         4            -         7,634
      Total receivables ........................          458      7,218         116        27          133         7,952

      Total assets .............................   18,112,997    380,835   2,413,895   127,273   26,785,486    47,820,486

Liabilities
  Payables
    Purchase of securities .....................       70,588          -           -         -            -        70,588
    VALIC from forfeitures .....................            -          -           -         -       29,861        29,861
    Excess contribution refunds ................      107,365      6,460      52,025     4,913      490,645       661,408
    Excess contribution forfeitures ............            -          -           -         -       52,346        52,346

      Total liabilities ........................      177,953      6,460       52,025    4,913      572,852       814,203

                                                               2

Net assets available for benefits ..............  $17,935,044   $374,375  $2,361,870  $122,360  $26,212,634   $47,006,283
The accompanying notes are an integral part of these financial statements.









































                                                               3

THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1993
                                                                                                    Non-
                                                                                                Participant
                                                              Participant Directed                Directed

                                                     Stock       Cash       Mutual     Mutual      Stock
                                                     Fund        Fund       Fund A     Fund B      Fund          Total

Assets
  Investments at fair value
    American General Corporation common stock
      (1,472,339 shares) .......................   $16,709,250  $      -  $        -  $     -   $25,436,444   $42,145,694
  The Variable Annuity Life Insurance Company
    group deposit administration contract ......             -   230,933           -        -             -       230,933
  American General Series Portfolio Company -
    Stock Index Fund (109,131 shares) ..........             -         -   1,610,772        -             -     1,610,772
  American General Series Portfolio Company -
    Timed Opportunity Fund (6,657 shares) ......             -         -           -   74,886             -        74,886
  Short-term investments .......................        61,134       358      17,192      304        65,293       144,281
    Total investments ..........................    16,770,384   231,291   1,627,964   75,190    25,501,737    44,206,566

  Receivables
    Contributions ..............................           109         -          62       23           142           336
    Interest ...................................           117     3,340          13        2           124         3,596
    Interfund transfers ........................        17,305         -            -       -              -       17,305
      Total receivables ........................        17,531     3,340          75       25           266        21,237

      Total assets .............................    16,787,915   234,631   1,628,039   75,215    25,502,003    44,227,803

Liabilities
  Payables
    Interfund transfers .......................              -     1,148      16,157        -             -        17,305
    Purchase of securities ....................         59,827         -           -        -        63,898       123,725
    Participants ..............................         31,707         -      15,983        -        17,154        64,844
    VALIC from forfeitures ....................              -         -           -        -        15,381        15,381

      Total liabilities .......................         91,534     1,148      32,140        -        96,433       221,255

Net assets available for benefits .............    $16,696,381  $233,483  $1,595,899  $75,215   $25,405,570   $44,006,548

                                                               4

The accompanying notes are an integral part of these financial statements.










































                                                               5

THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1994

                                                                                                    Non-
                                                                                                Participant
                                                              Participant Directed                Directed

                                                     Stock       Cash       Mutual     Mutual      Stock
                                                     Fund        Fund       Fund A     Fund B      Fund          Total

Additions to net assets
  Investment income
    Dividends .................................  $   703,763   $      -   $   56,077  $  8,309   $ 1,058,561  $ 1,826,710
    Interest ..................................        2,326     20,202          314        46         1,956       24,844
      Total investment income .................      706,089     20,202       56,391     8,355     1,060,517    1,851,554
  Contributions
    Company's .................................            -          -            -         -     1,523,267    1,523,267
    Participants' .............................    1,728,303    102,558      842,753    77,301             -    2,750,915
      Total contributions .....................    1,728,303    102,558      842,753    77,301     1,523,267    4,274,182

      Total additions .........................    2,434,392    122,760      899,144    85,656     2,583,784    6,125,736

Deductions from net assets
  Benefits
    American General Corporation common stock
      (68,023 shares) .........................      983,553          -           -          -       913,218    1,896,771
    Cash ......................................        1,765     67,371      50,651      7,749         1,383      128,919
  Forfeitures .................................            -          -           -          -       544,562      544,562
      Total deductions ........................      985,318     67,371      50,651      7,749     1,459,163    2,570,252

Interfund transfers ...........................      (20,292)    85,503     (43,762)   (21,449)            -            -

Net unrealized appreciation (depreciation)
  in fair value of investments ................     (190,119)         -     (38,760)    (9,313)     (317,557)    (555,749)
      Net increase ............................    1,238,663    140,892     765,971     47,145       807,064    2,999,735

Net assets available for benefits
  Beginning of year ...........................   16,696,381    233,483   1,595,899     75,215    25,405,570   44,006,548


                                                               6

  End of year .................................  $17,935,044   $374,375  $2,361,870   $122,360   $26,212,634  $47,006,283
The accompanying notes are an integral part of these financial statements.









































                                                               7

THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1993
                                                                                                    Non-
                                                                                                Participant
                                                               Participant Directed               Directed

                                                     Stock       Cash       Mutual     Mutual       Stock
                                                     Fund        Fund       Fund A     Fund B       Fund          Total

Additions to net assets
  Investment income
    Dividends .................................  $   617,742   $      -   $   38,220  $  2,573   $   938,086  $ 1,596,621
    Interest ..................................        1,994      9,924          205        23         2,009       14,155
      Total investment income .................      619,736      9,924       38,425     2,596       940,095    1,610,776
  Contributions
    Company's .................................            -          -            -         -     1,873,448    1,873,448
    Participants' .............................    1,726,945     95,920      900,216    56,055             -    2,779,136
      Total contributions .....................    1,726,945     95,920      900,216    56,055     1,873,448    4,652,584

      Total additions .........................    2,346,681    105,844      938,641    58,651     2,813,543    6,263,360

Deductions from net assets
  Benefits
    American General Corporation common stock
      (62,502 shares) .........................    1,313,573          -           -          -       684,227    1,997,800
    Cash ......................................        1,543      6,335      31,976        298         2,045       42,197
  Forfeitures .................................            -          -           -          -       210,372      210,372
      Total deductions ........................    1,315,116      6,335      31,976        298       896,644    2,250,369

Interfund transfers ...........................       18,136     42,719     (77,704)    16,849             -            -

Net unrealized appreciation (depreciation)
  in fair value of investments ................      (49,048)         -      66,911         13       (19,547)      (1,671)
      Net increase ............................    1,000,653    142,228     895,872     75,215     1,897,352    4,011,320

Net assets available for benefits
  Beginning of year ...........................   15,695,727     91,255     700,027          -    23,508,219   39,995,228

  End of year .................................  $16,696,380   $233,483  $1,595,899   $ 75,215   $25,405,571  $44,006,548

                                                               8

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS


NOTE 1--SIGNIFICANT ACCOUNTING POLICIES

The Variable Annuity Life Insurance Co. Agents' and Managers' Thrift Plan (the
Plan) financial statements are prepared in conformity with generally accepted accounting principles.

Investments in American General Corporation (American General) common stock are based on published market prices. Fair values of other investments not having an established market are reported as follows: 1) investment in The Variable Annuity Life Insurance Co. (VALIC, also referred to as the Company) group deposit administration contract at contract value, which represents contributions under the contract, plus interest at the contract rate, less funds used to pay benefits; 2) investments in the American General Series Portfolio Company (AGSPC) Stock Index and Timed Opportunity Funds at net asset value; and 3) short-term investments at cost which approximates fair value. AGSPC is an open-end management investment company (mutual fund) whose investment adviser is VALIC.

Dividends are recorded as income on ex-dividend dates and interest income is recorded using the accrual method of accounting.

Participants' accounts are credited monthly with the number of shares of American General common stock or the number of shares in the AGSPC Stock Index or Timed Opportunity Funds purchased and the cost thereof. Purchases under the VALIC group deposit administration contract are also credited to the participants' accounts at cost.

Contributions are recorded as income on the date they become payable to the Plan.

Interfund  transfers  are  recorded   at  the  market  value  of   the  amount
transferred.

Beginning in 1994, benefits paid to participants and related forfeitures are recorded upon distribution at the market value of the assets distributed or forfeited. Prior to this, benefits paid and related forfeitures were recorded at cost. This change was made to conform the Plan's accounting procedures with the predominant industry practice of recording benefits paid and related forfeitures at market value. The 1993 amounts have been restated to reflect this change in accounting principle which had no effect on net assets available for benefits.

Due to a clarification in the application of an accounting principle, benefits payable to participants are no longer accrued as liabilities in the 1994 financial statements. A difference of $157,560 in net assets available for benefits and benefits paid to participants exists between the financial statements contained herein and the financial information disclosed in the Form 5500.

NOTE 2--DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. The Plan document provides more complete descriptions of the Plan's provisions.

THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN

NOTE 2--DESCRIPTION OF THE PLAN--Continued

General

The Plan, which is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), is a defined contribution plan offered to eligible agents and managers of VALIC who have completed at least one year of service and have reached age twenty-one. The Plan provides for participant elective salary deferrals (participant pretax contributions) in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC).

The cost of administering the Plan is paid by VALIC.

Investment Options

The plan was amended effective January 1, 1993 to allow for investment in shares of the AGSPC Timed Opportunity Fund (Mutual Fund B). The participants may elect to have their contributions invested in one of four funds or a combination of two funds. The funds invest in: 1) shares of American General common stock (Stock Fund); 2) a group deposit administration contract issued by VALIC (Cash Fund); 3) the AGSPC Stock Index Fund (Mutual Fund A); or 4) the AGSPC Timed Opportunity Fund (Mutual Fund B). The Cash Fund has a guaranteed rate of 5% through March 31, 1994; effective April 1, 1994 the rate remained unchanged at 5%; this rate is declared annually by VALIC. The Company's contributions are invested solely in the Stock Fund. Investments are held in a bank-administered trust fund.

Amounts which have not yet been used to purchase investments in either the Stock, Cash, or Mutual Funds are temporarily invested in money-market fund investments. These investments are held in a bank-administered trust fund and income from these investments is allocated to Plan participants based on current contributions.

Contributions

Participants may contribute, on a pretax basis, a basic amount ranging from one to six percent of base pay and an additional amount ranging from one to four percent of base pay subject to the contribution limitations discussed below. The Company contributes an amount ranging from 50 percent to 100 percent of the participants' basic contribution.

The Plan was amended effective January 1, 1994 to allow participants to change their contribution rate and investment election for future contributions, as well as transfer all or part of their pretax and after-tax account balances from one fund to another once a month.

Contribution Limitations

For 1994 and 1995, the total amount of participant pretax contributions is limited to $9,240. Additionally, the total amount of annual participant and Company contributions (including forfeitures) must not exceed the lesser of 25 percent of compensation or $30,000. During 1994 and 1995, the total amount of base pay that can be considered under the Plan is $150,000.

THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN

NOTE 2--DESCRIPTION OF THE PLAN--Continued

The IRC provides that plans such as Variable Annuity Life Insurance Company Agents' and Managers' Thrift and Retirement Plans cannot discriminate in favor of highly compensated individuals. To comply with these laws, certain highly compensated individuals in the plans may receive refunds of contributions in excess of IRC Sections 401(k)(3) and 401(m) limits for employee pretax contributions and employer matching contributions, respectively, and all earnings attributable to such contributions. Refunds will be made from the VALIC Agents' and Managers' Retirement Plan to the extent possible. Any amounts that cannot be refunded from the VALIC Agents' and Managers' Retire-ment Plan will be refunded from the VALIC Agents' and Managers' Thrift Plan. Amounts in excess of the limits discussed above are designated on the State-ment of Net Assets as "Payables - Excess contribution refunds". These amounts will be refunded to the affected highly compensated participants on or before the last day of the subsequent plan year to ensure the tax qualified status of the Plan. "Payables - Excess contribution forfeitures" represent the nonvest-ed excess company contributions and are available to reduce future company contributions.

Participant Accounts

Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions and Plan earnings. Alloca-tions of Plan earnings are based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions plus the earnings thereon. A participant obtains a vested interest in the Company's contribu-tions and the earnings thereon at the rate determined by years of service. The vesting schedule is provided below:

       Years of Service                    Nonforfeitable Percentages

           0 - 3                                      0
             3                                       20
             4                                       40
             5                                       60
             6                                       80
             7                                      100

Vesting of Company contributions shall be 100 percent upon death, disability, or the attainment of normal retirement age.

Payment of Benefits

Upon termination of service, and if consented to by the participant (consent only required if the total value, both vested and nonvested, of their account exceeds $3,500 and the participant is under the age of 65), a participant will receive a distribution equal to the vested value of his or her account. A distribution must be made after a participant reaches age 70 1/2, regardless of whether service has been terminated.

THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN

NOTE 2--DESCRIPTION OF THE PLAN--Continued

Direct Rollover

The Plan was amended to allow direct rollovers for distributions made on or after January 1, 1993. A distributee may elect, at the time and in the manner prescribed by the Plan Administrator, to have any portion of an eligible rollover distribution paid directly to an eligible retirement plan specified by the distributee in a direct rollover.

Forfeitures

Participants terminating employment shall forfeit their nonvested interest in the Companies' contributions on the earlier of (1) the distribution of the entire nonforfeitable portion of their account or (2) upon incurring a period of severance equal to five consecutive one-year breaks in service. Forfei-tures are available to reduce future Company contributions. Participants who terminate and are reemployed with the Company before incurring five consecu-tive one-year breaks in service are entitled to their nonvested or forfeited amounts subject to certain provisions as stated in the Plan.


NOTE 3--FEDERAL INCOME TAXES

On June 13, 1989, the Internal Revenue Service (IRS) issued a favorable determination that the Plan, as restated and amended effective December 21, 1988, is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, and therefore, exempt under Section 501(a) from federal income taxes. VALIC has requested a favorable determination that the Plan, as subsequently restated and amended, continues to be qualified. Management believes a favorable determination will be received.


NOTE 4--PLAN TERMINATION

Although they have not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to withdraw from the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN

ASSETS HELD FOR INVESTMENT

DECEMBER 31, 1994



   Issuer                    Description                Cost       Fair Value

American General          1,585,993 shares of       $30,147,551   $44,804,294
 Corporation              common stock

The Variable Annuity      Group deposit                 372,717       372,717
 Life Insurance Company   administration contract

American General Series   166,236 shares              2,363,879     2,403,774
 Portfolio Company
 Stock Index Fund

American General Series   12,195 shares                 134,351       125,491
 Portfolio Company
 Timed Opportunity
 Fund

State Street Bank         Short-term investment
 & Trust                  money-market fund             106,258       106,258
                                                    $33,124,756   $47,812,534

THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN

REPORTABLE TRANSACTIONS (A)

YEAR ENDED DECEMBER 31, 1994


                                                                   Amount of
 Party Involved                   Description                     Transaction

State Street Bank        Purchase of money-market fund             $3,614,863
  & Trust                investments in 69 transactions

State Street Bank        Sale of money-market fund                  3,647,692
  & Trust                investments in 69 transactions

(B)                      183,952 shares of American General         5,111,783
                         Corporation common stock purchased
                         in 65 transactions

(B)                      68,023 shares of American General          1,896,771
                         Corporation common stock distributed
                         to various individuals who withdrew
                         from or terminated participation in
                         the Plan in 105 transactions


(A) Reportable transactions are transactions or series of transactions in excess of 5 percent of the current value of Plan assets at the beginning of the year and are defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations.

(B) Parties involved are not presented, as permitted by Section 2520.103-6(d)(1)(i) of the Department of Labor's Rules and Regulations.

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                                  THE VARIABLE ANNUITY LIFE
                                                  INSURANCE COMPANY
                                                  AGENTS' AND MANAGERS'
                                                  THRIFT PLAN





June 28, 1995                                     AUSTIN P. YOUNG
                                                  Austin P. Young, Member of
                                                  the Administrative Board

                                   Appendix

                        Consent of Independent Auditors




We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-39202) pertaining to The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan and in the related prospectus of our report dated June 12, 1995, with respect to the financial statements and schedules of The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1994.



                                                             ERNST & YOUNG LLP




June 26, 1995